CORAL GOLD RESOURCES LTD.
Suite 400 - 455 Granville Street
Vancouver, BC V6C 1T1
Ph: (604) 682-3701; Fax: (604) 682-3600
 www.coralgold.com
ir@coralgold.com

January 12, 2007
Trading Symbols: TSX Venture - CGR
US;OTC.BB - CGREF
Berlin and Frankfurt - GV8

ASSAY RESULTS FROM PHASE II DRILLING AT ROBERTSON PROPERTY

Coral Gold Resources Ltd. (“Coral”) is pleased to report partial assay results for drilling at its 100% company owned Robertson Property located on the Battle Mountain-Eureka trend in eastern Lander County Nevada.

Coral has completed 13 reverse circulation drill holes, CR06-29 through CR06-41 totaling 5,830 ft, on the northeast flank of Altenburg Hill and in the gravel-covered area between the south end of the Porphyry Zone and Altenburg Hill. Assay results for these holes are summarized below in Table 1. Drill hole spacing is approximately 200 ft and in most holes surficial oxidation reaches at least 500-ft-deep. Assay results for CR06-38 and CR06-40 and -41 are pending.

The low-grade inferred Altenburg Hill resource occurs along the southeast contact of the Tenabo stock in highly fractured and folded hornfels and intrusive rocks.

Previous grid drilling on Altenburg Hill defined a low-grade inferred mineral resource estimated to contain 3.5 million short tons that averaged 0.018 oz Au/t. This mineralized trend appears to extend beyond the existing drill grid on the northeast flank of Altenburg Hill. The 2006 drilling results indicate that this mineralized zone extends at least 800 ft northeast beyond the edge of the existing resource. This expansion is currently defined by six holes (CR06-33 through CR06-41) with assays for three additional holes pending. The best results were returned in holes CR06-37 (145 ft averaging 0.028 oz Au/t from 140 ft) and CR06-39 (75 ft averaging 0.055 oz Au/t from 30 ft).

Four holes, CR06-29 through CR06-32, were drilled in the gravel covered area south of the Porphyry Zone measured and indicated mineral resource. Of the four holes, only CR06-30 returned significant gold values including 140 ft that averaged 0.040 oz Au/t starting at 90 ft. This hole is located about 800 ft south of the existing Porphyry Zone resource and remains open for expansion both to the north and east.

Drilling and Analytical

The drilling contractor for both Phase 1 and Phase 2 drilling was Lang Exploratory Drilling of Elko, NV, a subsidiary of Boart Longyear, Inc. Lang is a highly experienced drilling company that specializes in reverse circulation drilling. All holes exceeding a depth of 500 ft had down-the-hole gyroscopic directional surveys completed by International Directional Services of Elko, NV, which measure both horizontal and vertical deflection in the drill holes.

Table 1.    Summary of assay results for holes drilled on NE Altenburg Hill and South Porphyry Zone¹.

Hole ID	Total Depth(ft)	From(ft)	To(ft)	Thickness(ft)	Gold oz/ton
CR06-29	470	55	70	15	0.014

CR06-30	500	95	235	140	0.040
including		160	235	75	0.055

CR06-31	500	No significant gold values

CR06-32	500	No significant gold values

CR06-33	500	225	250	25	0.018

CR06-34	525	75	125	50	0.021

CR06-35	400	55	175	120	0.014

CR06-36	445	30	125	95	0.015
		165	205	40	0.022
		285	325	40	0.026

CR06-37	485	100	125	25	0.018
		140	285	145	0.028

CR06-38	500	Assays Pending

CR06-39	500	30	105	75	0.055

CR06-40	500	Assays Pending

CR06-41	450	Assays Pending

¹ Grade and thickness of interval calculated using 0.010 oz Au/t cutoff grade.

Coral employed ALS Chemex as its primary assay lab, with sample prep facilities in Elko and Winnemucca, NV, and with analytical laboratories in Reno NV (USA) and Vancouver, B.C., Canada. Both ALS Chemex labs are QMI registered to ISO 9001-2000 and the Vancouver lab is accredited by the Standards Council of Canada based on ISO 17025. The sample preparation protocol and analytical procedures employed by ALS Chemex meet current industry standard practices.

Coral employed a QA/QC program which included submitting “blind” coarse blank (<0.005 ppm Au), and very low-grade (0.005 ppm to 0.025 ppm Au) material, rig duplicates and certified reference material (50 gram pulps) into the sample stream. All reference materials, except the 50 gram pulps, were pre-numbered in sequence with the drill samples and submitted blind to the labs without unique identifiers. The sample security measures and QA/QC program employed by Coral on this project meet current industry standard practices.

Drilling operations were directly supervised by R. T. McCusker, a Qualified Person pursuant to NI 43-101.

On Behalf of the Board

“Louis Wolfin”
Louis Wolfin
President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.